Byron Rooney Manuel Garciadiaz byron.rooney@davispolk.com manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH “[***]” IN THE LETTER FILED VIA EDGAR.

October 8, 2021

VIA EDGAR

Re:	Nu Holdings Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on September 13, 2021 CIK No. 0001691493

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller Sharon Blume Tonya Aldave Justin Dobbie

Ladies and Gentlemen:

We are supplementally submitting this letter on behalf of our client, Nu Holdings Ltd. (the “Company”), in response to Comment #1 of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 30, 2021 (the “Comment Letter”) regarding Amendment No. 1 to the Company’s Draft Registration Statement on Form F-1, as confidentially submitted with the Commission on September 13, 2021 (the “Registration Statement”), which comment requested that the Company supplementally provide the Commission with consents from the customers and partners cited in the Registration Statement. Consents from the following third parties are provided in Exhibit A to this letter:

•	Patricia Botelho
•	Robson dos Reis Santos
•	Juliana Jimenez
•	Fabian Norbey Moreno
•	Endy de Almeida
•	Mila Oliveira
•	Haroldo Lamberti
•	Vitor Botega
•	Victoria Guimaraes
•	Thais Vieira
•	Mastercard Incorporated
•	Chubb Limited
•	Bee Tech Servicos de Tecnologia Ltd. (“Remessa Online”)

The consents from Patricia Botelho, Robson dos Reis Santos, Fabian Norbey Moreno, Endy de Almeida, Mila Oliveira, Haroldo Lamberti, Vitor Botega, Thais Vieira and Victoria Guimaraes are in Portuguese, the native language of these customers. To aid in the Staff’s review of these consents, an English translation of the form Portuguese-language consent (which form was used by each of the aforementioned customers) is included as Exhibit B to this letter. Similarly, the consent from Juliana Jimenez is in Spanish, Ms. Jimenez’s native language. To aid in the Staff’s review of Ms. Jimenez’s consent, an English translation is included as Exhibit C to this letter.

CONFIDENTIAL TREATMENT REQUESTED BY NU HOLDINGS LTD.

U.S. Securities and Exchange Commission Division of Corporation Finance

The Company requests that such consents, along with this letter, be treated confidentially, pursuant to 17 C.F.R. § 200.83 and the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”).

Should the Staff have additional questions or comments regarding the foregoing, please contact me at (212) 450-4658.

Sincerely,

/s/ Byron B. Rooney

Byron B. Rooney

Enclosures:	Consents

cc w/o enc:

Office of Freedom of Information and Privacy Act Operations

U.S. Securities and Exchange Commission, Operations Center

100 F Street, N.E.

Washington, D.C. 20549

David Vélez Osorno, Chief Executive Officer, Nu Holdings Ltd.

Guilherme Lago, Chief Financial Officer, Nu Holdings Ltd.

Marco Araujo, Chief Counsel, Nu Holdings Ltd.

Manuel Garciadiaz, Davis Polk & Wardwell LLP

Donald Baker, White & Case LLP

John Guzman, White & Case LLP

CONFIDENTIAL TREATMENT REQUESTED BY NU HOLDINGS LTD.

U.S. Securities and Exchange Commission Division of Corporation Finance

Exhibit A

Consents

[***]

CONFIDENTIAL TREATMENT REQUESTED BY NU HOLDINGS LTD.

U.S. Securities and Exchange Commission Division of Corporation Finance

Exhibit B

English Translation of Form of Portuguese-Language Consent

[***]

CONFIDENTIAL TREATMENT REQUESTED BY NU HOLDINGS LTD.

U.S. Securities and Exchange Commission Division of Corporation Finance

Exhibit C

English Translation of Spanish-Language Consent

[***]

CONFIDENTIAL TREATMENT REQUESTED BY NU HOLDINGS LTD.